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                             June 3, 2021

       Faraz Ali
       Chief Executive Officer
       Tenaya Therapeutics, Inc.
       171 Oyster Point Boulevard, 5th Floor
       South San Francisco, CA 94080

                                                        Re: Tenaya
Therapeutics, Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted May 7,
2021
                                                            CIK No. 0001858848

       Dear Mr. Ali:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1

       Our Pipeline, page 4

   1. Please revise your pipeline table to condense the preclinical phases to no more than two columns and to
separately depict clinical phases 1, 2 and 3.
       Overview of heart disease, page 5

   2. We note your statements that you have the opportunity to advance multiple product candidates into the
clinic by ____ and that TN-201 is a potentially curative therapy.
                                                        Given that you have not
completed any IND enabling studies, these statement appears to be an inappropriate
predictions that the FDA will approve multiple INDs and that the product will be
effective. Please remove these statements. Additionally, in other
 Faraz Ali
FirstName  LastNameFaraz
Tenaya Therapeutics, Inc. Ali
Comapany
June 3, 2021NameTenaya Therapeutics, Inc.
June 3,
Page 2 2021 Page 2
FirstName LastName
         instances where you reference advancing candidates to the clinic, please revise to more specifically reference clinical trials, as opposed to the clinic.
"Our amended and restated bylaws ...", page 91

3. Please revise the narrative in the risk factor to disclose that there is also a risk that your exclusive forum provisions may result in increased costs for investors to bring a claim.
Use of Proceeds, page 96

4. Please revise your disclosure to separately quantify the amount of proceeds you expect to allocate to TN-201 and TYA-11631. Additionally, indicate how far in the development process you expect to get for each of your product candidates with the proceeds from this offering.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Estimates
Stock-Based Compensation, page 114

5. Please expand your disclosure to include the valuation methodologies used by the independent third party valuation firm to estimate your total equity value along with the nature of material assumptions used within those methodologies. If more than one methodology is used, provide a discussion of the weighting of those methodologies.
Our Management Team and Investors, page 122

6. We note that you identify certain entities as investors in your company that do not appear to be among your principal stockholders as disclosed on page 215. If material, please expand your disclosure to describe the nature of each named entity's investment and explain to us why including this information is appropriate. Please also explain in your response letter your plans to update investors about any changes these entities make with respect to their investments in the company.
Business
Third Party Agreements, page 170

7. Please indicate which product candidate(s) rely on intellectual property licensed from
         UTSW.
9. Stock-Based Compensation
Restricted Stock, page F-22

8. We note that when you repurchase shares of common stock related to early exercise of options, you reduce the number of shares of common stock outstanding. Please disclose your accounting policy for the issuance of shares of common stock from the early exercise of stock options prior to vesting. Refer to ASC 718-10-55-31.a. for guidance.
 Faraz Ali
Tenaya Therapeutics, Inc.
June 3, 2021
Page 3
13. Subsequent Events, page F-25

9. Please expand your disclosures for the stock options grants to include the total amount of compensation expense to be recognized over the 4 year vesting period. General

10. Please supplementally provide us with copies of all written communications, as defined in
      Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
       You may contact Brian Cascio at 202-551-3676 or Tracey Houser at 202-551-3736 if you
have questions regarding comments on the financial statements and related matters. Please contact Tom Kluck at 202-551-3233 or Suzanne Hayes at 202-551-3675 with any other questions.



                                                            Sincerely,
FirstName LastNameFaraz Ali
                                                            Division of
Corporation Finance
Comapany NameTenaya Therapeutics, Inc.
                                                            Office of Life
Sciences
June 3, 2021 Page 3
cc:       Jennifer Knapp
FirstName LastName